UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

(Amendment No.1)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

KABUSHIKI KAISHA KIYO HORUDINGUSU

(Name of Subject Company)

KIYO HOLDINGS, INC.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

The Kiyo Bank, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Nobutaka Hashimoto

The Kiyo Bank, Ltd.

1-35, Hon-machi, Wakayama, Japan 640-8656

Tel: +81-73-426-7114

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description

1	English translation of “Notice Regarding the Execution of the Merger Agreement with our Consolidated Subsidiary the Kiyo Bank, Ltd.”, dated May 13, 2013.[1]

2	English translation of “Notice of Convocation of the 8th Ordinary General Meeting of Shareholders and Class Meeting of Shareholders of Common Shares”, dated June 10, 2013.

(b) Not applicable.

Item 2.  Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the documents included as Exhibits 1 and 2.

PART II –– INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III –– CONSENT TO SERVICE OF PROCESS

The Kiyo Bank, Ltd. has filed with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X on May 13, 2013.

1	Previously furnished to the Commission as part of Form CB on May 13, 2013.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Kiyo Bank, Ltd.

By:	/s/ K. Suzuki
	Name:	Kyoshu Suzuki
	Title:	Director

Date:	June 10, 2013